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                                November 10, 2005


VIA EDGAR
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Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      RE:   NEBS BANCSHARES, INC.
            AMENDMENT NUMBER ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 26, 2005
            FILE NO. 333-128277
            -------------------


Dear Mr. Schiffman:

      On behalf of NEBS Bancshares, Inc., we hereby provide the following information in response to the Staff's further request for clarification on New England Bancshares, Inc.'s investment in the Ultra Short Mortgage Fund and Ultra Short Fund. The Staff is supplementally advised that in determining that the investments in the Ultra Short Mortgage Fund and Ultra Short Fund as temporarily impaired at June 30, 2005 and March 31, 2005, it relied heavily on interest rate forecasts prepared by Global Insight, the leading economic and financial forecasting company in the world, on continuing discussions with Shay Financial, the manager of the funds, its review of the market and the funds' historical performance relative to short-term interest rates (due to the 0.9 duration of the funds), in particular, the United States Treasury six-month treasury bill and the federal funds target rate. As stated in a prior response, while the funds are equity securities, they consist of interest-rate sensitive assets and, accordingly, the net asset value of each fund directly corresponds to changes in short-term market interest rates. Based on its analysis, the registrant determined that the net asset value of the funds will likely return to the registrant's historical cost upon a stabilization or decline in market interest rates.

      In the most recent report issued by Global Insight, it provides that the Federal Reserve Bank's tightening monetary policy will cease in the first quarter of 2006 and that short-term rates will stabilize and remain flat for a period of at least one year.

      The registrant has reviewed the performance of the AMF Ultra Short Mortgage Fund from its inception in September 1991 through September 2005 and notes that in periods of stabilizing or


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Mr. Todd Schiffman
November 10, 2005
Page 2

declining interest rates, the net asset value of the fund has been near or above the registrant's cost basis of $9.98, specifically during the following periods:

      o     the second and third quarters of 1992;
      o     almost all of 1993;
      o     first quarter of 1996;
      o     second quarter of 1997;
      o     first quarter of 1998; and
      o     fourth quarter of 2001 through the second quarter of 2003.

      The registrant believes based on the aforementioned data that the funds will begin to return to a net asset value that approximates or exceeds the registrant's cost during the second half of 2006 based on the Federal Reserve ceasing its increase in interest rates in the first quarter of 2006. This expectation is based on the Global Insight report. Nevertheless, the registrant hereby commits that: (1) if interest rates do not perform as predicted in the report prepared by Global Insight; namely if interest rates do not begin to stabilize or decline from current rates at some point during the first quarter of 2006; or (2) if the fund does not perform as the registrant has predicted in such interest rate environment, the registrant will determine such investments to be other than temporarily impaired and take the appropriate charges required of such a determination.

      If you have any questions concerning this submission, please telephone the undersigned at (202) 686-4930.

                              Very truly yours,

                              MULDOON MURPHY & AGUGGIA LLP

                              /s/ Scott A. Brown

                              Scott A. Brown

cc: Jessica Livingston, Securities and Exchange Commission Nancy Maloney, Securities and Exchange Commission
      Joyce Sweeney, Securities and Exchange Commission
      Donald W. Dwyer, Office of Thrift Supervision - DC
      John P. Harootunian, Office of Thrift Supervision - DC Karen Marcotte, Office of Thrift Supervision - DC
      Roger Smith, Office of Thrift Supervision - DC
      Lauren S. Yablonsky, Office of Thrift Supervision - NE David J. O'Connor, NEBS Bancshares, Inc.
      Scott D. Nogles, NEBS Bancshares, Inc.
      Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP Michael J. Brown, Esq., Muldoon Murphy & Aguggia LLP